UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)

                        (Amendment No. 4)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       BF Enterprises, Inc.
                         (Name of Issuer)

                  Common Stock, $.10 Par Value
-------------------------------------------------------------------------------
                (Title of Class of Securities)

                         055387 10 4
-------------------------------------------------------------------------------
                        (CUSIP Number)


                      Michael V. Mitrione
                 Gunster, Yoakley & Stewart, P.A.
               777 South Flagler Drive, Suite 500E
                 West Palm Beach, Florida 33401
                        (561)650-0553
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                      September 19, 2003
-------------------------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 4 TO
                             SCHEDULE 13D



CUSIP No.         055387 10 4


1    NAMES OF REPORTING PERSONS                                 Brian P. Burns
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                       (b) |X|


3        SEC USE ONLY


4        SOURCE OF FUNDS*                                                 PF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    |_|

         N/A


6        CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.


NUMBER OF                7    SOLE VOTING POWER                     1,827,550
SHARES

BENEFICIALLY             8    SHARED VOTING POWER                           0
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER                1,149,350
REPORTING
PERSON WITH             10    SHARED DISPOSITIVE POWER                      0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   1,827,550


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |X|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             52.4%*
           *Based upon 3,489,257 shares of Common Stock outstanding as of September 23, 2003

14       TYPE OF REPORTING PERSON*                                         IN

Item 1. Security and Issuer.
        -------------------

         This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $.10 per share ("Common Stock"), of BF Enterprises, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Bush Street, Suite 1250, San Francisco, CA 94104. This Amendment No. 4 amends and supplements the
         Schedule 13D initially filed by Brian P. Burns (the "Filer" or Mr. Burns") with the Securities and Exchange Commission (the "Commission") and amended and restated in Amendment No. 3 and filed with the Commission on August 24, 2001. The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

         On September 19, 2003, the Filer exercised an option - granted under the Company's 1993 Long-Term Incentive Plan - entitling the Filer to acquire 80,000 shares of Common Stock at an exercise price of $2.875 per share (the "Option Exercise"). In connection with the Option Exercise, the Filer surrendered 25,303 shares of Common Stock as payment for the aggregate exercise price of $230,000 and surrendered 20,485 additional shares of Common Stock acquired in connection with the Option Exercise as payment for applicable withholding taxes.

Item 4. Purpose of Transaction

         Item 4(a) is amended to read in full as follows:

         The Option Exercise described in Item 3 above is illustrated as set forth below:

                                  Table I: Non-Derivative Securities


                                                      Number of
      Date                   Transaction                Shares             Price Per Share        Source of Funds
-----------------       -----------------------     ----------------      -------------------     -----------------
-----------------       -----------------------     ----------------      -------------------     -----------------

    9/19/03             Exercise                        80,000                  $2.875                   *
                        (see Table II)
    9/19/03             Disposition                     25,303                  $9.09                    *
    9/19/03             Disposition                     20,485                  $9.09                    **



                                   Table II: Derivative Securities


                                                       Number of
      Date                   Transaction                Shares             Price Per Share        Source of Funds
-----------------       -----------------------     ----------------      -------------------     -----------------
-----------------       -----------------------     ----------------      -------------------     -----------------

    9/19/03             Exercise                        80,000                  $2.875                   *
                        (see Table I)


         *In connection with the exercise of an option to purchase 80,000 shares of Common Stock at an exercise price of $2.875 per share ("Option Exercise"), the Filer surrendered 25,303 shares of Common Stock as payment for the aggregate exercise price of $230,000.

         **The Filer surrendered 20,485 shares of Common Stock acquired in connection with the Option Exercise as payment for applicable withholding taxes.

         The Filer acquired the shares for investment purposes. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors, economic and market conditions, and other matters deemed by him to be relevant, the undersigned may acquire additional shares, or dispose of shares, at any time and from time to time on the open market, in privately negotiated transactions, through employee benefit programs, or otherwise.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

         Item 5(a) is amended to include the following at the end thereof:

         The Company had 3,489,257 shares outstanding as of September 23, 2003. Mr. Burns may be regarded as the beneficial owner of 1,827,550 shares of Common Stock (or approximately 52.4% of the Company's outstanding shares), which includes: i) 182,000 shares subject to presently exercisable options held by Mr. Burns (the "Option Shares"); and ii) 672,200 shares owned by Frederick P. Furth, as to which Mr. Burns holds an irrevocable proxy until May 31, 2005 and as to which Mr. Burns disclaims beneficial ownership.

         Item 5(b) is amended to read in full as follows:

         Mr. Burns has the sole power to vote or direct the voting of 1,827,550 shares, including the Option Shares, and has the sole power to dispose or direct the disposition of 1,195,138 of such shares.

         Item 5(c) is amended to include the following at the end thereof:

         See Items 3 and 4(a) above.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      September 26, 2003
                                                      ------------------
                                                             Date


                                                      /s/ Brian P. Burns
                                                      -------------------
                                                          Signature